UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 80067 / February 21, 2017

Admin. Proc. File No. 3-17574

In the Matter of

  ACCEL BRANDS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Accel Brands, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Accel Brands, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Accel Brands, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Accel Brands, Inc.,* Initial Decision Release No. 1096 (Dec. 30, 2016), 115 SEC Docket 15, 2016 WL 7494352. The stock symbol and Central Index Key number for Accel Brands, Inc., is ACLP and 1077800.

INITIAL DECISION RELEASE NO. 1096
ADMINISTRATIVE PROCEEDING
File No. 3-17574

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ACCEL BRANDS, INC.	INITIAL DECISION OF DEFAULT December 30, 2016

APPEARANCES: Robert F. Schroeder, M. Graham Loomis, and Kyle Bradley for the Division of Enforcement, Securities and Exchange Commission

Janon Costley for Respondent

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondent Accel Brands, Inc., based on its failure to file timely current and periodic reports with the Securities and Exchange Commission, as required by law.

INTRODUCTION

On September 26, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondent has securities registered with the Commission under Exchange Act Section 12(g) and has repeatedly failed to file timely current and periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1, 13a-11, and 13a-13 thereunder.

Respondent was served with the OIP by November 3, 2016, and its answer was due by November 14, 2016. *Accel Brands, Inc.*, Admin. Proc. Rulings Release No. 4392, 2016 SEC LEXIS 4397 (ALJ Nov. 28, 2016). On November 28, 2016, I noted that Respondent had not answered and ordered it to show cause by December 8, 2016, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend the proceeding. *Id.* Respondent appeared at a telephonic prehearing conference held on December 9, 2016. I extended the due date for the show cause response to December 16, 2016, and again warned Respondent that failure to respond would result in a finding of default. *See Accel Brands, Inc.*, Admin. Proc. Rulings Release No. 4434, 2016 SEC LEXIS 4576 (ALJ Dec. 12, 2016). To date, Respondent has not filed an answer or responded to the show cause order.

FINDINGS OF FACT

Respondent is in default for failing to file an answer, respond to the order to show cause, or, except for appearing at the prehearing conference, otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Respondent Accel Brands, Inc. (formerly AccelPath, Inc.), Central Index Key No. 1077800 and ticker symbol ACLP, is a Delaware corporation headquartered in National Harbor, Maryland, with a class of securities registered with the Commission under Exchange Act Section 12(g). Respondent is a smaller reporting company under Rule 12b-2 of the Exchange Act. As of August 22, 2016, Respondent's common stock was quoted on OTC Link operated by OTC Markets Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Respondent repeatedly failed to file required current reports with the Commission. On October 7, 2013, Respondent entered into a financing agreement under which Respondent sold shares of its common stock to the financing company in an unregistered transaction. The financing agreement provided for obligations that were material to and enforceable against Respondent. As calculated on the date of the financing agreement, Respondent was required to issue an amount of common stock in excess of 700% of the then last reported number of common stock issued and outstanding. Respondent failed to file a Form 8-K with the Commission within four business days of the financing agreement becoming enforceable against it.

Between July 1, 2013 and January 1, 2014, Respondent sold at least seven convertible notes that, in aggregate, constituted an amount of common stock in excess of 690% of the then last-reported number of common stock issued and outstanding as of the date of sale. Respondent failed to file a Form 8-K with the Commission within four business days of the sale of any of the convertible notes.

Between February 1, 2014 and March 1, 2014, Respondent sold at least three convertible notes that, in aggregate, constituted an amount of common stock in excess of 35% of the then last reported number of common stock issued and outstanding as of the date of sale. Respondent failed to file a Form 8-K with the Commission within four business days of the sale of any of the convertible notes.

Respondent is also delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2015. In addition to its repeated failure to file timely periodic reports, the Respondent failed to respond to the notice sent to it by the Division of Enforcement or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such notice.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Rule 13a-11 requires public corporations to file current reports with the Commission on Form 8-K. "Compliance with those [reporting] requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and the rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondent failed to file timely current and periodic reports. As a result, the Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1, 13a-11, and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required current and periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are recurrent in that they repeatedly failed to file current and periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (viewing the failure to file seven required periodic reports over a two-year period as recurrent); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (considering the failure to make eight filings over an eighteen-month period to be recurrent). Even if Respondent, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive notice of the violations, it is still culpable. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Respondent has not answered the OIP, responded to the show cause order, or, except for appearing at the prehearing conference, otherwise participated in the proceeding to address whether it has made any effort to remedy its past violations or ensure future compliance.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the Respondent's registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Accel Brands, Inc., is hereby REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

Respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge

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1.   This order applies to all classes of the Respondent's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.